

May 2, 2013

Via E-Mail
Robert Hoglund
Senior Vice President and Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

      Re: Consolidated Edison, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 21, 2013
             File No. 001-14514

Dear Mr. Hoglund:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1. Please revise to include a separately-captioned section within MD&A discussing your off-balance sheet arrangements as required by Item 303(a)(4) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheet, page 71

2. We refer you to Rule 5-02.20 of Regulation S-X. Please confirm other current liabilities do not require further disaggregation.

Note B. Regulatory Matters

Other Regulatory Matters, page 99

3. We refer you to your disclosure of the prudency of certain CECONY expenditures on pages 99 and 100, your response to comment 1 of our letter dated July 13, 2011 contained within your letter dated July 26, 2011, as well as your response to comment 2 of our letter dated May 3, 2012 contained within your letter dated May 15, 2012. We note your disclosure of the NYSPSC consultant estimate of $208 million of overcharges that you dispute, that you and the NYSPSC staff anticipate exploring settlement negotiations, and that the regulatory liability you have recorded appears to consist only of amounts you recovered from third parties. We have the following questions:

   - Please tell us the nature and amount by category of matters identified by the consultant in its report that comprise the $208 million. Please describe in detail developments that have occurred since your prior responses to our comments on this matter through the date the financial statements were issued, and also through the date of this letter.

   - As you anticipate entering into settlement negotiations, please explain in detail whether you believe a loss if probable, and if so, why you are unable to estimate a range of probable loss. Refer to ASC 450-20.

4. You disclose on page 100 that you have deferred most of the response and restoration costs attributable to Superstorm Sandy that were not capital expenditures in nature as a regulatory asset under the Utilities' electric rate plans. Please tell us and disclose if each of the rate plans governing the jurisdictions you serve in which you have deferred the aforementioned costs specifically provide for recovery of these costs. If no specific recovery is provided for, please explain in detail and disclose why you believe these amounts should be deferred as regulatory assets under ASC 980-340-25-1.

Note I. Electricity Purchase Agreements, page 114

5. Reference is made to your electricity purchase agreement with Brooklyn Navy Yard. Please explain to us in detail your assessment of whether this agreement qualifies as a lease under ASC 840, and if so, how you determined whether it should be classified as a capital or operating lease. In your response, please tell us the amounts associated with this agreement that were reflected in financial statements for each of the periods presented.

Note J. Leases, page 115

6. Reference is made to your disclosure regarding certain transactions you refer to as Lease In/Lease Out ("LILO") transactions. You disclose that in January 2013, the U.S. Court of Appeals for the Federal Circuit reversed an October 2009 trial court decision and disallowed tax deductions claimed by you relating to certain LILO transactions you entered into in 1997 and 1999, and that you expect to record an estimated charge of between $150 million and $170 million (after-tax) in the first quarter of 2013. Please provide all of the journal entries you anticipate recording in conjunction with this decision. As this ruling appears to relate to events that occurred prior to the date of the financial statements and the information was available before the financial statements were issued, please explain to us in detail why you have not recorded this charge within the year ended December 31, 2012. Please also tell us what amounts, if any, you recorded as uncertain tax positions related to these transactions as of December 31, 2011 and 2012 and a detailed description of your assessment under ASC 740.

Note R. Asset Retirement Obligations, page 132

7. You disclose on page 133 that you have identified future asset retirement obligations associated with the removal of asbestos and asbestos-containing material within certain categories of assets, and that you have obtained estimates of future liabilities from historical information and from outside contractors. Please tell us in detail why you are unable to determine a settlement date or range of settlement dates for each of the categories of assets these asset retirement obligations are associated with. Refer to ASC 410-20-25-11 and ASC 410-20-50-2. Additionally, please tell us the undiscounted estimated cost of these future liabilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief